Exhibit 99.1
SATMEX PRESS RELEASE
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT
Satmex Announces Retention of Lazard
Mexico, D.F., June 7, 2010 — Satélites Mexicanos, S.A. de C.V. announced today that it retained Lazard Frères & Co. LLC (“Lazard”), a preeminent financial advisory and asset management firm, as its sole advisor to conduct a comprehensive review of Satmex’s capital structure and to assist Satmex in executing its strategy to obtain financing for the construction of its Satmex 8 satellite.
“We continue to execute on our previously announced initiatives and remain focused on our financial strategy to replace our existing Satmex 5 satellite with a new 64 transponder, C — and Ku-Band satellite as contracted with Space System/Loral, Inc. cash, reducing cash outflows and decreasing our leverage,” said Patricio Northland Satmex’s Chief Executive Officer. “By retaining Lazard, we are broadening our perspectives on our asset management initiatives, as well as examining our capital structure for a longer-term solution to enhance Satmex’s value for its stakeholders.”
About Satmex
Satélites Mexicanos, S.A. de C.V. is a leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.
Press Contacts:
publicrelations@satmex.com
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and subsequent Periodic Reports on Form 6-K.